Exhibit 16.1

KPMG LLP	Telephone	614 249 2300
Suite 500	Fax	614 249 2348
191 West Nationwide Boulevard	Internet	www.us.kpmg.com
Columbus, OH 43215-2568

June 3, 2005

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for PECO II, Inc. and, under the date of March 30, 2005, we reported on the consolidated financial statements of PECO II, Inc. as of and for the year ended December 31, 2004. On May 27, 2005, we resigned. We have read PECO II Inc.’s statements included under Item 4.01 of its Form 8-K dated June 3, 2005 and we agree with such statements, except we are not in a position to agree or disagree with the Company’s statements which appear in the last paragraph under Item 4.01 regarding the activities of the Audit Committee.

Very truly yours,

/s/ KPMG LLP